November 18, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.   20549

Attention: Ramin Olson, Esq., Division of Corporate Finance

Re:	A & J Venture Capital Group, Inc. Preliminary Information Statement on Schedule 14C Filed October 12, 2010 Current Report on Form 8-K Filed September 20, 2010 File No. 333-146441

Dear Mr. Olson:

In response to your letter of November 5, 2010 regarding the above-referenced issuer, A & J Venture Capital Group, Inc. (the "Company"), please be advised that the Company is responding to the Staff’s comments in this letter.  As requested in your letter, this letter references where each response to your specific comment was made in each respective filing.  For ease of reference, we have followed the numbering format of your letter in responding:

Preliminary Information Statement on Schedule 14C:

General:

1.           We note your statement that the Board of Directors of the company approved a Letter Agreement on October 6, 2010 regarding the company’s acquisition of certain assets and an option to acquire another company.  Please explain why you have not filed a Form 8-K disclosing the Letter Agreement.

RESPONSE:

Since it is a non-binding letter agreement, subject to certain conditions, including the changes to the Company’s Articles of Incorporation described in the Preliminary 14C filed on October 12, 2010, the Company did not believe it was necessary at that time to file a Form 8-K.  However, the Company has subsequently filed a Form 8-K disclosing the letter agreement.  This Form 8-K was filed on November 18, 2010.

2.           Since you state that the amendments to your certificate of incorporation are being made to comply with the conditions precedent with respect to the proposed acquisition of another company pursuant to the Letter Agreement approved on October 6, 2010, please revise your disclosure to provide the information required by Items 11, 13 and 14 of Schedule 14A.  Refer to Item 1 of Schedule 14C and Note A of Schedule 14A.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

RESPONSE:

This comment has been complied with through revising the disclosures to indicate that the Letter Agreement is non-binding and subject to satisfactory due diligence review and the negotiation and execution of a definitive agreement between the parties.  Until the due diligence is satisfactorily completed by both sides and a definitive agreement reached, the Company will not have the information required by Items 11, 13 and 14 of Schedule A.  Once the Company has this information, it will file as required by Schedule A.

The disclosure has further been revised to indicate that in the event that the transaction is not consummated, the Company will not change its name but intends to proceed with the reverse stock split and restating and amending its articles.

3.           Please revise your filing to set out separately and describe in greater detail under appropriate headings in the information statement each of your articles of incorporation amendments.

RESPONSE:

This comment has been complied with in the amended Preliminary 14C.

4.           Please revise your disclosure to discuss the potential anti-dilutive effect of the proposed reverse stock split and the treatment of fractional shares that may result from the reverse stock split.

RESPONSE:

This comment has been complied with in the amended Preliminary 14C.

5.           Please expand your disclosure to conform with the guidelines set forth in SEC Release No. 34-15230 (October 13, 1978), Disclosure in Proxy or Information Statements: Anti-Takeover or Similar Provisions.  Briefly discuss the effects on stockholders of the proposed increase in the number of authorized shares, from an anti-takeover perspective.  Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.  In addition, please inform stockholders that management may use additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

RESPONSE:

This comment has been complied with in the Amended Preliminary 14C.

Management/Executive Officers, page 3

6.           Your description of Antal Markus’ business experience states that he has “20 years of experience in the United States American financial markets,” has served as an officer and director of “numerous” companies and has “broad knowledge and experience in the inner workings of the US Stock Markets…”  Please revise this section to remove broad generalizations and to briefly and more specifically describe Mr. Markus’ business experience during the past five years.  Please include the name and principal business of the companies at which he was employed and the dates of such employment.  Also, please state the titles or positions he held with the companies to which you refer.  See Item 401(e) of Regulation S-K.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

RESPONSE:

This comment has been complied with in the Amended Preliminary 14C.

Additional Information, page 6

7.           Please correct the address of the SEC’s Public Reference Room to 100 F Street, N.E., Washington, DC 20549.

RESPONSE:

This comment has been complied with in the Amended Preliminary 14C.

Current Report on Form 8-K filed on September 20, 2010

8.           Your Form 8-K discloses that you sold 17,750,000 shares of stock in a private placement pursuant to Section 4(2) of the Securities Act of 1933 “at a price of $.002 per share, on post-split basis, following a previously announced plan by the Company to have a reverse split of its stock.”  Your disclosure also states that, “[t]he reverse split will be a 100-to-1 and the Company intends to file the necessary paperwork with the SEC and FINRA this week in order to complete the proposed reverse split.”  It appears that your disclosure lists a pre-split number of shares and states a post-split price.  Please tell us the number of shares sold and the actual price paid per share at the time of the sale on a pre-split basis.  After we review your response, we may ask you to revise your Form 8-K.  Also, please tell us the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed for the transaction and state briefly the facts relied upon to make the exemption available.

RESPONSE:

The price per share at which the shares were sold is $.02 pre-split and a total of 17,750,000 shares were sold, pre-split.  The Company relied on Section 4(2) of the Securities Act of 1933, as amended, as “. . . a transaction by an issuer not involving any public offering.”  The total number of investors who purchased shares was 11 and include Mr. Markus, his wife and two of his adult children.  The remaining investors are close friends and neighbors of Mr. Markus.  The Company is filing an amended Form 8-K to clarify the number of shares sold as well as the price at which the shares were sold.

In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions.

Sincerely,

MCDOWELL ODOM LLP

/s/ Claudia McDowell

Claudia J. McDowell

/CJM
Enclosures

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com